Quarterly
Investor
Update

Fiscal 1Q19 | 8-2-2019
www.sprint.com/investors



TABLE
of contents

Fiscal 1Q 2019 Highlights


Postpaid Wireless Service Revenue
Grew year-over-year on postpaid account growth and stabilizing ARPA


Digital Transformation
Postpaid gross additions in digital channels increased ~50% year-over-year


Postpaid Net Additions
Delivered for the 8th consecutive quarter driven by growth in data devices


Next-Gen Network
Network capex up year-over-year for the 4th consecutive quarter

Message from the CEO

"While we delivered good results in the first quarter relative to expectations, the business still faces several structural headwinds and I remain convinced the merger with T-Mobile is the best outcome for our customers, employees, industry and all stakeholders. With the recent clearance of our merger by the Department of Justice, and the anticipated approval from the FCC, we are moving one step closer to building one of the world's most advanced 5G networks and providing American consumers a better network and overall experience at New T-Mobile."

Michel Combes

Total
Connections



The company had **175,000 net losses** in the current quarter compared with 57,000 net additions in the year-ago period and 8,000 net losses in the prior quarter.

Sprint ended the quarter with **54.3 million connections**, including 33.1 million postpaid, 8.6 million prepaid, and 12.6 million wholesale and affiliate connections.

Postpaid net additions were 134,000 during the quarter compared to net additions of 123,000 in the year-ago period and net additions of 169,000 in the prior quarter. Year-over-year, data device net additions were mostly offset by lower phone net additions. Sequentially, lower data device net additions were partially offset by fewer phone net losses. The current quarter included 116,000 net migrations from prepaid to non-Sprint branded postpaid, compared to 71,000 in the prior year and 129,000 in the prior quarter.

Postpaid Net Additions
In Thousands



Postpaid Total Churn and Postpaid Phone Churn



Postpaid phone churn of 1.78 percent compared to 1.55 percent in the year-ago period and 1.82 percent in the prior quarter. The year-over-year increase was mostly driven by customers rolling off promotional offers, while the sequential decrease was impacted by typical seasonality.

Postpaid total churn of 1.74 percent for the quarter compared to 1.63 percent in the year-ago period and 1.81 percent in the prior quarter. The year-over-year increase was primarily driven by higher phone churn that was partially offset by lower data device churn. The sequential decrease was primarily driven by seasonally lower phone churn.

Postpaid phone net losses of 128,000 compared to net additions of 87,000 in the year-ago period and net losses of 189,000 in the prior quarter. The year-over-year decrease was driven by lower gross additions associated with less promotional service pricing, and higher churn. Sequentially, the decrease in losses was mostly driven by seasonally lower churn. The current quarter included 116,000 net migrations from prepaid to non-Sprint branded postpaid compared to 71,000 in the prior year and 129,000 in the prior quarter.

Postpaid Phone Net Additions (Losses)
In Thousands



Data Device Net Additions
In Thousands



Data device net additions of 262,000 in the quarter compared to net additions of 36,000 in the year-ago period and 358,000 in the prior quarter. The year-over-year increase was driven by tablets, connected car devices, wearables, and other connected devices, while the sequential decrease was impacted by lower connected device gross additions.

Average postpaid connections per account of 2.93 at quarter end compared to 2.87 in the year-ago period and 2.92 in the prior quarter. The year-over-year increase was driven by higher data devices per account. In addition, average postpaid accounts also grew sequentially and year-over-year.



Average Postpaid Accounts and Connections per Account

Average Postpaid Connections per Account
Average Postpaid Accounts (in 000s)

Prepaid net losses of 169,000 during the quarter compared to net additions of 3,000 in the year-ago period and net losses of 30,000 in the prior quarter. Both the year-over-year and sequential decreases were driven by lower gross additions as a result of exiting certain channels, while the sequential decline was also impacted by seasonality. The current quarter included 116,000 net migrations from prepaid to non-Sprint branded postpaid, compared to 71,000 in the prior year and 129,000 in the prior quarter.

Prepaid churn was 4.23 percent compared to 4.17 percent for the year-ago period and 4.37 percent for the prior quarter.

Wholesale & affiliate net losses were 140,000 in the quarter compared to net losses of 69,000 in the year-ago period and 147,000 in the prior quarter. The year-over-year decline was primarily impacted by lower connected devices, which generally have a lower APRU than other wholesale and affiliate customers.

Retail activations were 5.3 million during the quarter compared to 5.6 million in the year-ago period and 5.8 million in the prior quarter. Year-over-year, the decrease was driven by lower retail upgrades and prepaid gross additions, partially offset by higher postpaid gross additions. Sequentially, the decrease was due to lower upgrades and gross additions in both prepaid and postpaid.

Retail Activations
In Millions



Postpaid Upgrades as a Percent of Total Postpaid Subscribers



Postpaid upgrade rate was 5.4 percent during the quarter compared to 5.8 percent for the year-ago period and 6.0 percent for the prior quarter. Both the year-over-year and sequential decreases were driven by overall industry trends of customers keeping devices longer.

Activations

Postpaid device financing represented 79 percent of postpaid activations for the quarter compared to 83 percent for the year-ago period and 79 percent in the prior quarter. At the end of the quarter, 49 percent of the postpaid connection base was active on a leasing agreement compared to 48 percent in the year-ago period and 50 percent in the prior quarter.


Postpaid Device Financing
Total Financed Percentage of Activations
Phone Financed Percentage of Phone Activations
89%
87%
88%
87%
85%
83%
81%
81%
79%
79%
1QFY18
2QFY18
3QFY18
4QFY18
1QFY19

Postpaid phone financing represented 85 percent of phone activations for the quarter compared to 89 percent for the year-ago period and 87 percent in the prior quarter.

Network Investments Continued as Sprint Launches True Mobile 5G Network

Sprint's quarterly network investments, or cash capital expenditures excluding leased devices, of $1.2 billion grew year-over-year for the fourth consecutive quarter as the company made continued progress on executing its Next-Gen Network plan. Sprint nearly doubled the number of Massive MIMO radios on-air during the quarter and currently has about 3,000 units deployed.



New York
Washington, D.C.
Chicago
Kansas City
Los Angeles
Phoenix
Atlanta
Dallas-Fort Worth
Houston

Massive MIMO is a breakthrough technology that improves network capacity and is at the foundation of Sprint's True Mobile 5G network. The company is using 64T64R (64 transmitters 64 receivers) Massive MIMO radios that support a feature called split-mode, which enables Sprint to simultaneously deliver LTE and 5G New Radio (NR) service.

True Mobile 5G from Sprint is available in areas of Atlanta, Chicago, Dallas-Fort Worth, Houston and Kansas City, and the company expects to launch service in areas of Los Angeles, New York City, Phoenix and Washington, D.C., in the coming weeks. Once all nine metro areas are launched, Sprint's mobile 5G network will cover approximately 2,100 square miles and 11 million people, giving Sprint the largest initial 5G coverage footprint in the U.S. The company is offering 5G capable smartphones from LG and Samsung, along with a hotspot device from HTC.

As Sprint launches True Mobile 5G, the company continues to believe that a merger with T-Mobile is critical to accelerate the deployment of a ubiquitous, nationwide 5G network – one that includes coverage in rural locations. The combined company is expected to have the resources and technology to build a 5G network that fuels innovation across every industry, dramatically increasing competition, unleashing new economic growth, and creating thousands of jobs and billions of dollars in U.S. economic value. Together, the combined company is expected to lead the world in next-generation technology services and applications, bringing 5G service to nearly all Americans.



True
Mobile
5G
Sprint

Net operating revenues of $8.1 billion for the quarter increased $17 million year-over-year and decreased $299 million sequentially. Year-over-year, higher equipment rentals and sales were mostly offset by lower service revenue, while the sequential decline was primarily driven by seasonally lower equipment sales.

Net Operating Revenues
Dollars In Billions



Wireless Service Revenue
Dollars In Billions



Wireless service revenue of $5.3 billion decreased $138 million year-over-year and $87 million sequentially. The year-over-year decrease was mostly driven by the continued amortization of prepaid contract balances as a result of the adoption of revenue standard ASC 606. The sequential decline was mostly due to lower postpaid ARPU.

Wireline revenue of $307 million for the quarter declined $31 million year-over-year and $7 million sequentially. The year-over-year decline was driven by fewer customers using IP-based data services, as we continue to migrate customers from TDM to Ethernet-based data services.

Postpaid Average Revenue Per User (ARPU) of $42.57 for the quarter decreased 2 percent both year-over-year and sequentially. Both the year-over-year and sequential changes were impacted by higher data device sales, which generally have a lower monthly recurring charge than phones.



Postpaid Average Revenue Per User (ARPU)

| $43.55 | $43.99 | $43.64 | $43.25 | $42.57 |
| 1QFY18 | 2QFY18 | 3QFY18 | 4QFY18 | 1QFY19 |

Postpaid Phone Average Revenue Per User (ARPU) of $49.87 increased 1 percent year-over-year and declined 1 percent sequentially. Both year-over-year and sequentially, base customers rolling off promotions and other pricing actions offset the impact of other promotional discounts.



Postpaid Average Revenue Per Account (ARPA)

| $124.93 | $126.55 | $126.14 | $126.12 | $124.89 |
| 1QFY18 | 2QFY18 | 3QFY18 | 4QFY18 | 1QFY19 |

Postpaid Average Revenue Per Account (ARPA) of $124.89 for the quarter was flat year-over-year and decreased 1 percent sequentially.

Prepaid Average Revenue Per User (ARPU) of $32.15 for the quarter decreased 11 percent year-over-year and 5 percent sequentially. The year-over-year and sequential decreases were mostly driven by the continued amortization of prepaid contract balances as a result of the adoption of revenue standard ASC 606. Under the previous revenue recognition standard, prepaid ARPU would have been relatively flat both year-over-year and sequentially.

Equipment rentals of $1.4 billion increased $147 million year-over-year and were flat sequentially. The year-over-year growth was driven by the growing number of leasing customers, as well as an increase in average selling price of devices.



Equipment Rentals
Dollars In Billions

1QFY18	2QFY18	3QFY18	4QFY18	1QFY19
$1.2	$1.3	$1.3	$1.4	$1.4

Equipment sales of $1.2 billion increased $47 million year-over-year and decreased $206 million sequentially. Year-over-year, the increase was driven by a higher average selling price per device sold and higher non-leased retail sales, offset by higher prepaid equipment sales for which a portion of subsidy is amortized to service revenue under ASC 606. The sequential decrease was primarily driven by seasonally lower non-leased retail sales.

Cost of services (CoS) of $1.7 billion for the quarter increased $33 million year-over-year and $65 million sequentially. The year-over-year and sequential increases were both impacted by incremental expenses associated with network investments and higher roaming expenses, while the year-over-year increase was partially offset by lower wireline network costs.

Cost of Services
Dollars In Billions



Selling, General, and Administrative
Dollars In Billions



Selling, general and administrative expenses (SG&A) of $1.9 billion for the quarter increased by $40 million year-over-year and decreased $136 million sequentially. The year-over-year increase was mostly driven by higher bad debt expense associated with more installment billing sales and was partially offset by lower general and administrative expenses. The sequential decrease was driven by lower general and administrative expenses, as well as lower merger-related costs.

Cost of equipment sales of $1.3 billion for the quarter increased $71 million year-over-year and decreased $220 million sequentially. The year-over-year increase was driven by a higher average cost per device sold and higher non-leased retail sales. The sequential decrease was primarily driven by seasonally lower non-leased retail sales.

Cost of Equipment Sales
Dollars In Billions



Cost of equipment rentals of $225 million for the quarter increased $101 million year-over-year and $39 million sequentially, due to growth in leasing customers. In addition, the year-over-year increase was also impacted by higher device residual values.

Depreciation and Amortization
Dollars In Billions

- Network and Other
- Equipment Rentals
- Amortization



Depreciation and amortization expense of $2.3 billion for the quarter decreased $63 million year-over-year and $63 million sequentially. The year-over-year and sequential decreases were driven primarily by lower equipment rental depreciation due to ongoing evaluations of device residual values based on market rates and lower amortization, partially offset by an increase in network depreciation.

Operating income of $455 million for the quarter compared to $815 million in the year-ago period and operating loss of $1.7 billion in the prior quarter. The current quarter included a $210 million asset impairment charge primarily related to the Overland Park campus sale, $83 million in merger-related costs, and $27 million in severance and lease exit costs. The prior year included $42 million in contract termination, severance and lease exit costs, and $93 million in merger-related costs. The prior period included a non-cash goodwill impairment charge of $2 billion, $304 million loss from asset dispositions, $130 million in merger-related costs, $24 million in litigation and other contingencies, and $22 million in severance and exit costs.

Adjusting for the items above, operating income would have declined approximately $175 million year-over-year and approximately $30 million sequentially.

Net loss of $111 million for the quarter compared to net income of $176 million in the year-ago period and net loss of $2.2 billion in the prior quarter.



Adjusted EBITDA*
Dollars In Billions

1QFY18	2QFY18	3QFY18	4QFY18	1QFY19
$3.3	$3.3	$3.1	$3.1	$3.0

Adjusted EBITDA* was $3.0 billion for the quarter compared to $3.3 billion in the year-ago period and $3.1 billion in the prior quarter. The year-over-year decrease was primarily driven by lower wireless service revenue, mostly driven by the continued amortization of prepaid contract balances as a result of the adoption of revenue standard ASC 606, and higher cost of services and SG&A expenses. Sequentially, the decrease was primarily driven by lower wireless service revenue and higher cost of services, partially offset by lower SG&A expenses.

Net cash provided by operating activities of $2.2 billion for the quarter compared to $2.4 billion in the year-ago period and $2.8 billion in the prior quarter. Year-over-year, the decrease was primarily driven by lower Adjusted EBITDA*. The sequential decrease was driven by unfavorable changes in working capital, as well as lower Adjusted EBITDA*.

Net Cash Provided by Operating Activities
Dollars In Billions



Adjusted free cash flow* of negative $58 million for the quarter compared to positive $8 million in the year-ago period and negative $539 million in the prior quarter. Year-over-year, the decrease was driven by lower cash flows from operations and higher network capital expenditures, partially offset by lower spending on leased devices. Sequentially, the improvement was driven by higher net proceeds of financings related to devices and receivables and seasonally lower spending on leased devices, partially offset by lower cash flows from operations.

Adjusted Free Cash Flow *
Dollars In Millions



Cash paid for network capital expenditures was $1.2 billion in the quarter compared to $1.1 billion in the year-ago period and $1.1 billion in the prior quarter. The year-over-year and sequential increases were driven by higher spending on Next-Gen network initiatives.

Liquidity and Debt
Dollars In Billions



Liquidity as of 06/30/19 · Current Maturities**

- Cash and Cash Equivalents
- Revolver
- Receivables/Device Financing
- Vendor Financing
- Note Maturities
- Other

** Includes maturities due through June 2020

Total general purpose liquidity was $7.4 billion at the end of the quarter, including $4.9 billion of cash and cash equivalents. Additionally, the company has approximately $100 million of availability under a vendor financing agreement that can be used toward the purchase of 2.5GHz network equipment.

Wireless Operating Statistics (Unaudited)

	Quarter To Date		
	6/30/19	3/31/19	6/30/18
Net additions (losses) (in thousands)			
Postpaid [a]	134	169	123
Postpaid phone	(128)	(189)	87
Prepaid [a]	(169)	(30)	3
Wholesale and affiliate	(140)	(147)	(69)
Total wireless net (losses) additions	**(175)**	**(8)**	**57**
End of period connections (in thousands)			
Postpaid [a] [b] [c] [d]	33,075	32,774	32,187
Postpaid phone [b] [c]	26,470	26,598	26,847
Prepaid [a] [b] [c]	8,647	8,816	9,033
Wholesale and affiliate [c] [d] [e]	12,590	12,897	13,347
Total end of period connections	**54,312**	**54,487**	**54,567**
Churn			
Postpaid	1.74%	1.81%	1.63%
Postpaid phone	1.78%	1.82%	1.55%
Prepaid	4.23%	4.37%	4.17%
Supplemental data - connected devices			
End of period connections (in thousands)			
Retail postpaid	3,453	3,121	2,429
Wholesale and affiliate	9,968	10,384	10,963
Total	**13,421**	**13,505**	**13,392**
ARPU [f]			
Postpaid	$ 42.57	$ 43.25	$ 43.55
Postpaid phone	$ 49.87	$ 50.18	$ 49.57
Prepaid	$ 32.15	$ 33.67	$ 36.27
ARPA [g]			
Average postpaid accounts (in thousands)	11,208	11,184	11,176
Postpaid ARPA	$ 124.89	$ 126.12	$ 124.93

[a] During the three-month period ended June 30, 2019, net subscriber additions and end of period subscribers under the non-Sprint branded postpaid plan offering were 116,000 and 670,000, respectively, and are included in total retail postpaid subscribers above.

[b] During the three-month period ended June 30, 2018, we ceased selling devices in our installment billing program under one of our brands and as a result, 45,000 subscribers were migrated back to prepaid from postpaid.

[c] As a result of our affiliate agreement with Shentel, certain subscribers have been transferred from postpaid and prepaid to affiliates. During the three-month period ended June 30, 2018, 10,000 and 4,000 subscribers were transferred from postpaid and prepaid, respectively, to affiliates.

[d] During the three-month period ended June 30, 2019, one of our postpaid customers purchased a wholesale MVNO and as a result, 167,000 subscribers were transferred from the wholesale to postpaid subscriber base.

[e] On April 1, 2018, approximately 115,000 wholesale subscribers were removed from the subscriber base with no impact to revenue.

[f] ARPU is calculated by dividing service revenue by the sum of the monthly average number of connections in the applicable service category. Changes in average monthly service revenue reflect connections for either the postpaid or prepaid service category who change rate plans, the level of voice and data usage, the amount of service credits which are offered to connections, plus the net effect of average monthly revenue generated by new connections and deactivating connections. Postpaid phone ARPU represents revenues related to our postpaid phone connections.

[g] ARPA is calculated by dividing postpaid service revenue by the sum of the monthly average number of retail postpaid accounts.

Wireless Device Financing Summary (Unaudited)
(Millions, except sales, connections, and leased devices in property, plant and equipment)

		Quarter To Date				
		6/30/19		3/31/19		6/30/18
Postpaid activations (in thousands)		3,475		3,730		3,473
Postpaid activations financed		79%		79%		83%
Postpaid activations - operating leases		59%		58%		70%
Installment plans						
Installment sales financed	$	417	$	368	$	213
Installment billings	$	209	$	219	$	325
Installment receivables, net	$	1,024	$	926	$	983
Equipment rentals and depreciation - equipment rentals						
Equipment rentals	$	1,359	$	1,359	$	1,212
Depreciation - equipment rentals	$	1,029	$	1,084	$	1,136
Leased device additions						
Cash paid for capital expenditures - leased devices	$	1,516	$	1,702	$	1,817
Leased devices						
Leased devices in property, plant and equipment, net	$	6,424	$	6,612	$	6,213
Leased device units						
Leased devices in property, plant and equipment (units in thousands)		15,762		15,889		15,169
Leased device and receivables financings net proceeds						
Proceeds	$	1,120	$	1,783	$	1,356
Repayments		(890)		(2,500)		(1,070)
Net proceeds (repayments) of financings related to devices and receivables	$	230	$	(717)	$	286

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Millions, except per share data)

	Quarter To Date		
	6/30/19	3/31/19	6/30/18
Net operating revenues			
Service revenue	$ 5,563	$ 5,656	$ 5,740
Equipment sales	1,220	1,426	1,173
Equipment rentals	1,359	1,359	1,212
Total net operating revenues	**8,142**	**8,441**	**8,125**
Net operating expenses			
Cost of services (exclusive of depreciation and amortization below)	1,710	1,645	1,677
Cost of equipment sales	1,341	1,561	1,270
Cost of equipment rentals (exclusive of depreciation below)	225	186	124
Selling, general and administrative	1,907	2,043	1,867
Depreciation - network and other	1,120	1,113	1,023
Depreciation - equipment rentals	1,029	1,084	1,136
Amortization	118	133	171
Goodwill impairment [1]	-	2,000	-
Other, net	237	350	42
Total net operating expenses	7,687	10,115	7,310
Operating income (loss)	**455**	**(1,674)**	**815**
Interest expense	(619)	(629)	(637)
Other income, net	28	34	42
(Loss) income before income taxes	**(136)**	**(2,269)**	**220**
Income tax benefit (expense)	22	91	(47)
Net (loss) income	**(114)**	**(2,178)**	**173**
Less: Net loss attributable to noncontrolling interests	3	4	3
Net (loss) income attributable to Sprint Corporation	**$ (111)**	**$ (2,174)**	**$ 176**
Basic net (loss) income per common share attributable to Sprint Corporation	**$ (0.03)**	**$ (0.53)**	**$ 0.04**
Diluted net (loss) income per common share attributable to Sprint Corporation	**$ (0.03)**	**$ (0.53)**	**$ 0.04**
Basic weighted average common shares outstanding	4,087	4,080	4,010
Diluted weighted average common shares outstanding	4,087	4,080	4,061
Effective tax rate	**16.2%**	**4.0%**	**21.4%**

NON-GAAP RECONCILIATION - NET (LOSS) INCOME TO ADJUSTED EBITDA* (Unaudited)

(Millions)

	Quarter To Date		
	6/30/19	3/31/19	6/30/18
Net (loss) income	$ (114)	$ (2,178)	$ 173
Income tax (benefit) expense	(22)	(91)	47
(Loss) income before income taxes	**(136)**	**(2,269)**	**220**
Other income, net	(28)	(34)	(42)
Interest expense	619	629	637
Operating income (loss)	**455**	**(1,674)**	**815**
Depreciation - network and other	1,120	1,113	1,023
Depreciation - equipment rentals	1,029	1,084	1,136
Amortization	118	133	171
EBITDA* [2]	**2,722**	**656**	**3,145**
Asset impairments [3]	210	-	-
Loss from asset dispositions, exchanges, and other, net [4]	-	304	-
Severance and exit costs [5]	27	22	8
Contract terminations costs [6]	-	-	34
Merger costs [7]	83	130	93
Litigation expenses and other contingencies [8]	-	24	-
Goodwill impairment [1]	-	2,000	-
Adjusted EBITDA* [2]	**$ 3,042**	**$ 3,136**	**$ 3,280**
Adjusted EBITDA margin*	**54.7%**	**55.4%**	**57.1%**
Selected items:			
Cash paid for capital expenditures - network and other	$ 1,189	$ 1,149	$ 1,132
Cash paid for capital expenditures - leased devices	$ 1,516	$ 1,702	$ 1,817

WIRELESS STATEMENTS OF OPERATIONS (Unaudited)
(Millions)

	Quarter To Date		
	6/30/19	3/31/19	6/30/18
Net operating revenues			
Service revenue			
Postpaid	$ 4,199	$ 4,231	$ 4,188
Prepaid	843	886	982
Wholesale, affiliate and other	280	292	290
Total service revenue	5,322	5,409	5,460
Equipment sales	1,220	1,426	1,173
Equipment rentals	1,359	1,359	1,212
Total net operating revenues	**7,901**	**8,194**	**7,845**
Net operating expenses			
Cost of services (exclusive of depreciation and amortization below)	1,519	1,462	1,429
Cost of equipment sales	1,341	1,561	1,270
Cost of equipment rentals (exclusive of depreciation below)	225	186	124
Selling, general and administrative	1,779	1,854	1,704
Depreciation - network and other	1,070	1,064	972
Depreciation - equipment rentals	1,029	1,084	1,136
Amortization	118	133	171
Other, net	230	349	37
Total net operating expenses	7,311	7,693	6,843
Operating income	**$ 590**	**$ 501**	**$ 1,002**

WIRELESS NON-GAAP RECONCILIATION (Unaudited)
(Millions)

	Quarter To Date		
	6/30/19	3/31/19	6/30/18
Operating income	**$ 590**	**$ 501**	**$ 1,002**
Asset impairments [3]	203	-	-
Loss from asset dispositions, exchanges, and other, net [4]	-	304	-
Severance and exit costs [5]	27	21	3
Contract terminations costs [6]	-	-	34
Litigation expenses and other contingencies [8]	-	24	-
Depreciation - network and other	1,070	1,064	972
Depreciation - equipment rentals	1,029	1,084	1,136
Amortization	118	133	171
Adjusted EBITDA* [2]	**$ 3,037**	**$ 3,131**	**$ 3,318**
Adjusted EBITDA margin*	**57.1%**	**57.9%**	**60.8%**
Selected items:			
Cash paid for capital expenditures - network and other	$ 1,027	$ 973	$ 1,019
Cash paid for capital expenditures - leased devices	$ 1,516	$ 1,702	$ 1,817

WIRELINE STATEMENTS OF OPERATIONS (Unaudited)
(Millions)

	Quarter To Date		
	6/30/19	3/31/19	6/30/18
Net operating revenues	$ 307	$ 314	$ 338
Net operating expenses			
Cost of services (exclusive of depreciation and amortization below)	262	255	311
Selling, general and administrative	45	50	69
Depreciation and amortization	47	46	49
Other, net	7	1	5
Total net operating expenses	361	352	434
Operating loss	$ (54)	$ (38)	$ (96)

WIRELINE NON-GAAP RECONCILIATION (Unaudited)
(Millions)

	Quarter To Date		
	6/30/19	3/31/19	6/30/18
Operating loss	$ (54)	$ (38)	$ (96)
Asset impairments [3]	7	-	-
Severance and exit costs [5]	-	1	5
Depreciation and amortization	47	46	49
Adjusted EBITDA*	$ -	$ 9	$ (42)
Adjusted EBITDA margin*	0.0%	2.9%	-12.4%
Selected items:			
Cash paid for capital expenditures - network and other	$ 28	$ 72	$ 51

CONDENSED CONSOLIDATED CASH FLOW INFORMATION (Unaudited)
(Millions)

	Quarter To Date		
	6/30/19	3/31/19	6/30/18
Operating activities			
Net (loss) income	$ (114)	$ (2,178)	$ 173
Goodwill impairment [1]	-	2,000	-
Asset impairments [3]	210	-	-
Depreciation and amortization	2,267	2,330	2,330
Provision for losses on accounts receivable	117	116	57
Share-based and long-term incentive compensation expense	35	31	40
Deferred income tax (expense) benefit	(33)	(110)	39
Amortization of long-term debt premiums, net	(16)	(18)	(33)
Loss on disposal of property, plant and equipment	225	493	124
Litigation and other contingencies	-	24	-
Deferred purchase price from sale of receivables	-	-	(170)
Other changes in assets and liabilities:			
Accounts and notes receivable	(121)	(215)	273
Inventories and other current assets	456	31	421
Operating lease right-of-use assets	414	-	-
Accounts payable and other current liabilities	(660)	388	(766)
Current and long-term operating lease liabilities	(460)	-	-
Non-current assets and liabilities, net	(136)	(127)	(197)
Other, net	60	82	139
Net cash provided by operating activities	**2,244**	**2,847**	**2,430**
Investing activities			
Capital expenditures - network and other	(1,189)	(1,149)	(1,132)
Capital expenditures - leased devices	(1,516)	(1,702)	(1,817)
Expenditures relating to FCC licenses	(9)	(18)	(59)
Change in short-term investments, net	67	565	(1,654)
Proceeds from sales of assets and FCC licenses	182	175	133
Proceeds from deferred purchase price from sale of receivables	-	-	170
Other, net	(3)	17	(10)
Net cash used in investing activities	**(2,468)**	**(2,112)**	**(4,369)**
Financing activities			
Proceeds from debt and financings	1,061	2,891	1,370
Repayments of debt, financing and finance lease obligations	(2,919)	(2,827)	(1,415)
Debt financing costs	(12)	(35)	(248)
Proceeds from issuance of common stock, net	(17)	10	(2)
Other, net	-	4	-
Net cash (used in) provided by financing activities	**(1,887)**	**43**	**(295)**
Net (decrease) increase in cash, cash equivalents and restricted cash	**(2,111)**	**778**	**(2,234)**
Cash, cash equivalents and restricted cash, beginning of period	**7,063**	**6,285**	**6,659**
Cash, cash equivalents and restricted cash, end of period	**$ 4,952**	**$ 7,063**	**$ 4,425**

RECONCILIATION TO CONSOLIDATED FREE CASH FLOW* (NON-GAAP) (Unaudited)
(Millions)

	Quarter To Date		
	6/30/19	3/31/19	6/30/18
Net cash provided by operating activities	$ 2,244	$ 2,847	$ 2,430
Capital expenditures - network and other	(1,189)	(1,149)	(1,132)
Capital expenditures - leased devices	(1,516)	(1,702)	(1,817)
Expenditures relating to FCC licenses, net	(9)	(18)	(59)
Proceeds from sales of assets and FCC licenses	182	175	133
Proceeds from deferred purchase price from sale of receivables	-	-	170
Other investing activities, net	-	25	(3)
Free cash flow*	**$ (288)**	**$ 178**	**$ (278)**
Net proceeds (repayments) of financings related to devices and receivables	230	(717)	286
Adjusted free cash flow*	**$ (58)**	**$ (539)**	**$ 8**

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
(Millions)

	6/30/19		3/31/19
ASSETS			
Current assets			
Cash and cash equivalents	$ 4,869	$	6,982
Short-term investments	-		67
Accounts and notes receivable, net	3,558		3,554
Device and accessory inventory	726		999
Prepaid expenses and other current assets	1,436		1,289
Total current assets	10,589		12,891
Property, plant and equipment, net	20,556		21,201
Costs to acquire a customer contract	1,631		1,559
Operating lease right-of-use assets	7,054		-
Goodwill	4,598		4,598
FCC licenses and other	41,474		41,465
Definite-lived intangible assets, net	1,525		1,769
Other assets	1,119		1,118
Total assets	$ 88,546	$	84,601
LIABILITIES AND EQUITY			
Current liabilities			
Accounts payable	$ 3,672	$	3,961
Accrued expenses and other current liabilities	3,048		3,597
Current operating lease liabilities	1,680		-
Current portion of long-term debt, financing and finance lease obligations	2,889		4,557
Total current liabilities	11,289		12,115
Long-term debt, financing and finance lease obligations	35,073		35,366
Long-term operating lease liabilities	5,913		-
Deferred tax liabilities	7,563		7,556
Other liabilities	2,540		3,437
Total liabilities	**62,378**		**58,474**
Stockholders' equity			
Common stock	41		41
Treasury shares, at cost	(2)		-
Paid-in capital	28,323		28,306
Accumulated deficit	(1,832)		(1,883)
Accumulated other comprehensive loss	(414)		(392)
Total stockholders' equity	26,116		26,072
Noncontrolling interests	52		55
Total equity	26,168		26,127
Total liabilities and equity	$ 88,546	$	84,601

NET DEBT* (NON-GAAP) (Unaudited)
(Millions)

	6/30/19		3/31/19
Total debt	$ 37,962	$	39,923
Less: Cash and cash equivalents	(4,869)		(6,982)
Less: Short-term investments	-		(67)
Net debt*	**$ 33,093**	**$**	**32,874**

SCHEDULE OF DEBT (Unaudited)
(Millions)

		6/30/19
ISSUER	**MATURITY**	**PRINCIPAL**
Sprint Corporation		
7.25% Senior notes due 2021	09/15/2021	$ 2,250
7.875% Senior notes due 2023	09/15/2023	4,250
7.125% Senior notes due 2024	06/15/2024	2,500
7.625% Senior notes due 2025	02/15/2025	1,500
7.625% Senior notes due 2026	03/01/2026	1,500
Sprint Corporation		**12,000**
Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, and Sprint Spectrum Co III LLC		
3.36% Senior secured notes due 2021	09/20/2021	1,968
4.738% Senior secured notes due 2025	03/20/2025	2,100
5.152% Senior secured notes due 2028	03/20/2028	1,838
Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, and Sprint Spectrum Co III LLC		**5,906**
Sprint Communications, Inc.		
Export Development Canada secured loan	12/17/2019	300
7% Guaranteed notes due 2020	03/01/2020	1,000
7% Senior notes due 2020	08/15/2020	1,500
11.5% Senior notes due 2021	11/15/2021	1,000
6% Senior notes due 2022	11/15/2022	2,280
Sprint Communications, Inc.		**6,080**
Sprint Capital Corporation		
6.875% Senior notes due 2028	11/15/2028	2,475
8.75% Senior notes due 2032	03/15/2032	2,000
Sprint Capital Corporation		**4,475**
Credit facilities		
PRWireless secured term loan	06/28/2020	200
Secured equipment credit facilities	2020 - 2022	556
Secured term loans due 2024	02/03/2024	5,900
Credit facilities		**6,656**
Accounts receivable facility	2021	**2,837**
Finance leases and other obligations	2019 - 2026	**407**
Total principal		**38,361**
Net premiums and debt financing costs		(399)
Total debt		$ **37,962**

NOTES TO THE FINANCIAL INFORMATION (Unaudited)

(1) As a result of our annual goodwill impairment assessment, we recorded a non-cash goodwill impairment charge of $2 billion during the fourth quarter of fiscal year 2018. The substantial portion of this impairment charge is not taxable as goodwill is generally not separately deductible for tax purposes.

(2) As more of our customers elect to lease a device rather than purchasing one under our subsidized program, there is a significant positive impact to EBITDA* and Adjusted EBITDA* from direct channel sales primarily due to the fact the cost of the device is not recorded as cost of equipment sales but rather is depreciated over the customer lease term. Under our device leasing program for the direct channel, devices are transferred from inventory to property and equipment and the cost of the leased device is recognized as depreciation expense over the customer lease term to an estimated residual value. The customer payments are recognized as revenue over the term of the lease. Under our subsidy model, we recognize revenue from the sale of devices as equipment sales at the point of sale and the cost of the device is recognized as cost of equipment sales. During the three month period ended June 30, 2019, we leased devices through our Sprint direct channels totaling approximately $1,020 million, which would have increased cost of equipment sales and reduced EBITDA* if they had been purchased under our subsidized program.

The impact to EBITDA* and Adjusted EBITDA* resulting from the sale of devices under our installment billing program is generally neutral except for the impact in our indirect channels from the time value of money element related to the imputed interest on the installment receivable.

(3) During the first quarter of fiscal year 2019, the company recorded non-cash asset impairments primarily related to the sale and leaseback of our Overland Park, Kansas campus.

(4) During the fourth quarter of fiscal year 2018, the company recorded losses on dispositions of assets primarily related to cell site construction and network development costs that are no longer relevant as a result of changes in the company's network plans.

(5) During the first quarter of fiscal year 2019 and fourth and first quarters of fiscal year 2018, severance and exit costs consist of exit costs primarily associated with tower and cell sites, access exit costs related to payments that will continue to be made under the company's backhaul access contracts for which the company will no longer be receiving any economic benefit, and severance costs associated with reduction in its work force.

(6) During the first quarter of fiscal year 2018, contract termination costs are primarily due to the purchase of certain leased spectrum assets, which upon termination of the spectrum leases resulted in the accelerated recognition of the unamortized favorable lease balances.

(7) During the first quarter of fiscal year 2019 and fourth and first quarters of fiscal year 2018, we recorded merger costs of $83 million, $130 million and $93 million, respectively, due to the proposed Business Combination Agreement with T-Mobile.

(8) During the fourth quarter of fiscal year 2018, litigation expenses and other contingencies consist of unfavorable developments associated with legal matters.

* FINANCIAL MEASURES

Sprint provides financial measures determined in accordance with GAAP and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this release include the following:

EBITDA is operating income/(loss) before depreciation and amortization. **Adjusted EBITDA** is **EBITDA** excluding severance, exit costs, and other special items. **Adjusted EBITDA Margin** represents Adjusted EBITDA divided by non-equipment net operating revenues for Wireless and Adjusted EBITDA divided by net operating revenues for Wireline. We believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted EBITDA and Adjusted EBITDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

Free Cash Flow is the cash provided by operating activities less the cash used in investing activities other than short-term investments and equity method investments. **Adjusted Free Cash Flow** is **Free Cash Flow** plus the proceeds from device financings and sales of receivables, net of repayments. We believe that Free Cash Flow and Adjusted Free Cash Flow provide useful information to investors, analysts and our management about the cash generated by our core operations and net proceeds obtained to fund certain leased devices, respectively, after interest and dividends, if any, and our ability to fund scheduled debt maturities and other financing activities, including discretionary refinancing and retirement of debt and purchase or sale of investments.

Net Debt is consolidated debt, including current maturities, less cash and cash equivalents and short-term investments. We believe that Net Debt provides useful information to investors, analysts and credit rating agencies about the capacity of the company to reduce the debt load and improve its capital structure.

SAFE HARBOR

This release includes "forward-looking statements" within the meaning of the securities laws. The words "may," "could," "should," "estimate," "project," "forecast," "intend," "expect," "anticipate," "believe," "target," "plan", "outlook," "providing guidance," and similar expressions are intended to identify information that is not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to our network, subscriber growth, and liquidity; and statements expressing general views about future operating results — are forward-looking statements. Forward-looking statements are estimates and projections reflecting management's judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. With respect to these forward-looking statements, management has made assumptions regarding, among other things, the development and deployment of new technologies and services such as 5G; efficiencies and cost savings of new technologies and services; customer and network usage; subscriber additions and churn rates; service, speed, capacity, coverage and quality; availability of devices; availability of various financings; and the timing of various events and the economic environment. Sprint believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date when made. Sprint undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our company's historical experience and our present expectations or projections. Factors that might cause such differences include, but are not limited to, those discussed in Sprint Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2019. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

About Sprint:

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 54.3 million connections as of June 30, 2019 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Today, Sprint's legacy of innovation and service continues with an increased investment to dramatically improve coverage, reliability, and speed across its nationwide network and commitment to launching a 5G mobile network in the U.S. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.